PUBLIC COMPANY MANAGEMENT CORPORATION
5770 El Camino Rd
Las Vegas, NV 89118

October 16, 2006

Rachel Zablow, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	SEC Comment Letter dated September 12, 2006, regarding
Public Company Management Corporation
Form 10-KSB for the year ended September 30, 2005
Filed December 29, 2005
File No. 0-50098

Dear Ms. Zablow,

We are in receipt of the SEC comment letter referenced above. We have set forth each of the comments in boldface type and provided you with our response, below. We have included in this letter additional redlined changes to the paragraphs of our Form 10-KSB where you have requested that we revise our discussion in such document.

Form 10-KSB for the year ended September 30, 2005

Item 6 - Management Discussion and Analysis or Plan of Operations, page 7

Results of Operation for the Partial Year Ended September 30, 2004 Compared to the Year Ended September 30, 2005, page 10

1.
We have read the proposed revisions provided in response to prior comment 1. Please further revise your disclosure to explain why transactional-based revenue generated during the partial year ended September 30, 2004 was less sensitive to the obstacles that your current clients face.

We propose to further revise our discussion beginning on page 10 of the last redlined version of the Form 10-KSB that we provided to you as follows:

Our revenue decreased $667,384 to $1,422,535 for Fiscal 2005 from $2,089,919 for the nine months ended September 30, 2004. ~~We currently~~In 2005, we generated most of our revenue from management consulting services under contracts originating during 2004 and 2005 with durations of two or more years. Whether or not we ~~meet~~ met the milestones for recognizing such revenue ~~is~~ was dependent on the time it ~~takes~~ took for our clients to make it through the process of becoming fully reporting, publicly traded companies. Our clients faced obstacles in undertaking this process which included preparing financial and other information during the time in which we were engaged. During the partial year ended September 30, 2004, ~~we generated~~ a greater portion of our activity consisted of ~~transactional~~transaction-based revenue ~~that was less sensitive to the obstacles that our current clients face~~ in which our earning process had a shorter duration. Such transaction-based revenue included advisory services for stock compensation transactions or for individual quarterly or annual filings for public companies. The decrease in revenue for Fiscal 2005 as compared to the nine months ended September 30, 2004 is attributable to these factors.

Critical Accounting Policies, page 13

2.
We have read the proposed revisions provided in response to prior comment 3. As previously requested, please revise to quantify the effect that a change in assumptions related to the proportional performance method could have on revenues.

We propose to further revise our discussion beginning on page 13 of the last redlined version of the Form 10-KSB that we provided to you as follows:

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon performance ~~and acceptance~~ of the services ~~provided~~. The services provided sometimes take several months. Effective with the second quarter ended March 31, 2005, we adopted a revenue recognition policy for management consulting services based on the ~~estimated number of hours involved in providing consulting services relating to~~ value received by our customers at measurable milestones in the public reporting process. We concluded that the relative values of our consulting services for each of the milestones are as follows: (i) initial due diligence of client’s business and operations and private round of initial financing (20%), (ii) client’s preparation of a second round of financing in the form of a private placement memorandum or a registration statement for filing with the SEC (20%), (iii) effectiveness of client’s registration statement (25%) and (iv) client’s qualification for quotation on the OTCBB or listing on a securities market or exchange (35%). Revenues are not recognized for the value of securities received as payment for services when there is no public trading market and there have been no recent private sales of the security.

~~We determined the percentages based on an updated study of the time, in terms of the relative amount of man hours of management consulting services, and other expenditures required by us for each of the four milestones. We spend approximately 1,100 hours per client for management consulting services. We have experienced delays between the first and second milestone and the second and third milestone and the total amount of man hours and other expenditures could increase and our costs could exceed the revenue recognized for a period.~~ If we find that the relative amount of man hours and other expenditures required by us has materially changed for one or more of the milestones and that this change is of such a nature that it would likely also be incurred by our competitors in the marketplace or would change the relative value received by the customers for that milestone, it could warrant changing the percentages prospectively. ~~For example, if we are spending more man hours for the second or third milestone and we increase the percentages for those milestones or we identify additional milestones, it would change the amount of revenue that we recognize during the various stages of our management consulting services contracts.~~ As of the period covered by this report, most of our contracts had not made it past the first milestone and we had deferred revenue of $1,480,200, which were subject to changes in the percentage revenue earned for the second, third or fourth milestones.

Note 1 - Summary of Accounting Policies, page 16

Non-Marketable Securities, page 16

3.
We have read your response to prior comment 7. Considering that non-marketable securities can have little, if any, trading history, please tell us how you value non-marketable securities for which there is no public trading market and there have been no recent private sales of the common stock. In these cases, please further clarify why you believe the fair value of non-marketable securities received as consideration is more reliably measurable than the fair value of the consulting services provided.

Non-marketable securities for which there is no public trading market.

Generally, it is not possible for us to reasonably estimate the fair value non-marketable securities for which there is no public trading market and there have been no recent private sales. We do not recognize revenue in such cases. When there is a private sale and we can value the securities, we believe that the fair value of such securities is more reliably measurable than the fair value of the consulting services which we provide assuming that no intervening material change in the client has occurred during the time after we enter into the contract and before the client has private sales. When there have been no recent private sales we value the securities giving consideration to the valuation of closely similar companies and independent, third party valuations of common stock. These valuations have thus far been rarely available, and in these cases no value is given. As of September 30, 2005, the potential impact of a change in value of such non-marketable securities was immaterial.

Revenue Recognition, page 17

4.
We have read your response to prior comment 8 and do not understand your basis for using the same revenue allocation for all your clients. It appears that the diversity of your client base may indicate that revenue should be earned in a different pattern depending on the specific requirements of a particular client. Please explain how you have concluded that revenue is earned in the same pattern for all clients. In addition, please tell us what portion of the total cash payment is due at each milestone based upon your policy and cite relevant terms of your service agreement as appropriate. Notwithstanding the above, please clarify your process for reconsidering the estimates of progress over the course of a contract given the significant number of periods involved.

How we have concluded that revenue is earned in the same pattern for all clients.

The value to our clients comes 1) when they are able to conduct a private round of initial financing, 2) when they are able to conduct a second round of financing with audited financial statements and other business information in the form of a private placement or public offering, 3) when they have a registration statement declared effective and 4) when their common stock is cleared for quotation on the OTCBB. Through management’s experience performing similar management consulting services and from informal feedback received from customers, management estimated the value of the services performed from milestone to milestone. The nature of our business is such that all of our clients derive value from our services based upon completion of these milestones and this drives how we market, contract, and perform our services.

The diversity of our client base requires a different pattern of services and effort level for each phase depending on the specific requirements of a particular client. However, in management’s opinion, the revenue received is more clearly and closely associated with the value received by the customer, than with the effort expended.

We concluded, based on these factors that revenue should be earned in the same pattern for all clients.

Total cash payments due at each milestone.

Section 3 of our contracts, provided for cash payments of $75,000 to be disbursed as follows:

Disbursement 1:	Non-refundable $20,000 at the time of contracting;
Disbursement 2:	$35,000 prior to the filing of the registration statement;
Disbursement 3:	$10,000 upon effectiveness of the registration statement;
Disbursement 4:	$10,000 prior to the filing of the Form 211 with the NASD.

In addition, Section 9 of our contracts contains a provision pursuant to which we could bill, but historically have not billed, our clients at our current hourly rate for additional service. Our contracts generally provide as follows regarding this matter:

Additional Services: Client understands and acknowledges by the acceptance of this Agreement that any and all services outside the direct scope of the documents listed in Section 1 above shall be billed to Client by GPT at GPT’s then current hourly rates. Such services specifically include, but are not limited to, services required as a result of Client’s strategic reconfigurations of its offering subsequent to the execution of this Agreement and subsequent to initial information provided to GPT by Client.

Our process for reconsidering the estimates of progress over the course of a contract.

As noted in the response to #2, changes in our estimation process may warrant changing the revenue recognition percentages prospectively.

Each week, we conduct a conference call in which we go over each client’s status. If during that call, we believe that a client is behind or that the amount of time we would normally spend servicing that client is increasing for the particular task(s) involved, we will hold additional conference calls with the client, with the particular professional service provider(s) involved or with the group to determine the cause(s), assign responsibility for providing a remedy and to narrow the focus on completing the task(s) in a timely and efficient manner.

Very truly yours,

/s/ Stephen Brock

Stephen Brock